SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)1

                             ISLAND PACIFIC, INC.
                               (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   464478106
                                (CUSIP Number)

                          Johannes Frederick Klopper
                    2nd Floor, East Block, 367 Oak Avenue,
                       Ferndale, Randburg, South Africa
                             Tel: +27 11 285 2314
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 2003
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 464478106                    13D/A     Page    2    of   4    Pages
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           HBM Investments Limited (in voluntary liquidation)
           (formerly known as Softline Limited)           I.D. No.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) |_|
                                                                   (b) |_|
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           Not applicable.
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        |_|

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Republic of South Africa
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                             7     SOLE VOTING POWER
         NUMBER
           OF                      0
         SHARES              --------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
        EACH                       0
      REPORTING              --------------------------------------------------
       PERSON                9     SOLE DISPOSITIVE POWER
        WITH
                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                    |_|

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
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



         This Amendment No. 3 (the "Amendment No. 3") amends and supplements the Schedule 13D relating to the common stock, $0.0001 par value per share (the "Common Stock"), of Island Pacific, Inc. (formerly known as SVI Holdings, Inc.) (the "Company"), originally filed with the Securities and Exchange Commission on December 15, 1997 (the "Original Filing"), by Softline Limited, a corporation organized under the laws of the Republic of South Africa ("Softline"), as such Original Filing was amended and supplemented by Amendment No. 1 dated January 12, 1998 and Amendment No. 2 dated July 20, 1999 (as amended, the "Schedule 13D"). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings set forth in the Schedule 13D, as amended.

         This Amendment No. 3 is being filed to reflect the sale by Softline to The Sage Group plc, a company organized under the laws of England ("Sage"), of substantially all of Softline's assets and liabilities, including its equity holdings in its subsidiaries and certain other entities, including the Company, pursuant to the Sale of Business Agreement, dated August 26, 2003, between Softline and Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), a company registered in accordance with the laws of South Africa and a wholly-owned subsidiary of Sage, the Addendum to Sale of Business Agreement, dated November 7, 2003, and the Second Addendum to Sale of Business Agreement, dated November 24, 2003.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 2:

         Effective November 12, 2003, Softline changed its name to HBM Investments Limited.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended by deleting Item 5 in its entirety and replacing it with the following:

         (a) - (b) The number of shares of Common Stock that may be deemed to be beneficially owned by HBM (i) with respect to which there is sole voting power is 0, (ii) with respect to which there is shared voting power is 0,
(iii) with respect to which there is sole dispositive power is 0, and (iv) with respect to which there is shared dispositive power is 0.

         (c) Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by HBM.

         (d) Not applicable.

         (e) As of November 14, 2003, HBM ceased to be the beneficial owner of more than 5% of the Common Stock.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 30, 2004                           HBM INVESTMENTS LIMITED


                                                  By:  /s/ J.F. Klopper
                                                       ------------------------
                                                  Name:    J.F. Klopper
                                                  Title:   Liquidator